EXHIBIT 8.1

Subsidiaries

ENTITY*	JURISDICATION OF INCORPORATION
Cimatron Gibbs LLC**	United States
Cimatron Technologies, Inc.	United States
Cimatron Technologies, Inc.	Canada
Cimatron GmbH	Germany
Microsystem Srl	Italy
Cimatron Japan K.K	Japan
Cimatron Technologies (P) Ltd	India
Cimatron (Beijing) Technology Co. Ltd.	China
Korea Cimatron Technologies Co. Ltd.	South Korea

*  Each of the entities listed above conducts business either under the general Cimatron name or under its inidividual name provided above

** Cimatron Gibbs LLC is a wholly owned subsidiary of Cimatron Technologies, Inc. (US) and was incorporated on December 20, 2007 under the name of Nortamic LLC. On January 1, 2008, Gibbs System, Inc. merged with and into Cimatron Gibbs LLC, with Cimatron Gibbs LLC being the surviving entity. This entity also conducts business under the name Gibbs and Associates.